                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1 )

                       Global Power Equipment Group Inc.
                              (Name of Issuer)

                       Common Stock Par Value $0.01
                      (Title of Class of Securities)

                                  37941P207
                                (CUSIP Number)

                                  10/31/2010
         (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X ] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[  ] Rule 13d-1(d)

Check the following box if a fee is being paid with this statement [ ].  A fee is not required only if the filing person: (1) has a previous statement on file reporting  beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent there to reporting beneficial  ownership of five percent or less of such class.
(See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed  to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.      NAME OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS.
 OF ABOVE PERSONS (ENTITIES ONLY)

 Brown Advisory Holdings Incorporated ("BAHI")

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 (a) [ ]
 (b) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

 BAHI is a Maryland Corporation.

  5 SOLE VOTING POWER   0 shares
NUMBER OF
SHARES
BENEFICIALLY 6 SHARED VOTING POWER  0 shares
OWNED BY
EACH
REPORTING 7 SOLE DISPOSITIVE POWER  0 shares
PERSON WITH

         8 SHARED DISPOSITIVE POWER  3026000 shares

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 3026000 shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
 SHARES [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 19.6%

12.  TYPE OF REPORTING PERSON

        BAHI - HC

----------------------------

1. NAME OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS.
 OF ABOVE PERSONS (ENTITIES ONLY)

 NSB Advisors LLC ("NSB")

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 (a) [ ]
 (b) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

 NSB is a Maryland Limited Liability Company

  5 SOLE VOTING POWER   0 shares
NUMBER OF
SHARES
BENEFICIALLY 6 SHARED VOTING POWER  0 shares
OWNED BY
EACH
REPORTING 7 SOLE DISPOSITIVE POWER   0 shares
PERSON WITH

         8 SHARED DISPOSITIVE POWER  3026000 shares

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 3026000 shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
 SHARES [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 19.6%

12.  TYPE OF REPORTING PERSON

        NSB - IA

Item 1(a). Name of Issuer:

           Global Power Equipment Group Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           6120 South Yale
           Tulsa, Olklahoma

Item 2(a). Name of Person Filing:

           BAHI

Item 2(b). Address of Principal Business Office:

           901 South Bond Street, Suite 400
           Baltimore, Maryland 21231

Item 2(c). Citizenship:

           BAHI is a Maryland Corporation.

Item 2(d). Title of Class of Securities:

           Common Stock Par Value $0.10 per share

Item 2(e). CUSIP Number: 752185108

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), or (c) check whether the person filing is a:

        (g) [x] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

Item 4. Ownership:

(a)     Amount of Beneficially Owned:  3026000 shares

(b)     Percent of Class:  19.6%

(c)     Number of shares as to which such person has:

    (i) Sole power to vote or to direct the vote:   0 shares

   (ii) Shared power to vote or to direct the vote:   0 shares

  (iii) Sole power to dispose or to direct the disposition of:  0 shares

   (iv) Shared power to dispose or to direct the disposition of: 3026000 shares

Item 5. Ownership of Five Percent or Less of a Class.

 Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

 The securities as to which this Schedule is filed by BAHI, in its capacity as a parent holding company, are as follows: 3026000 shares, or 19.6% of the total shares outstanding of Global Power Equipment Group Inc., owned by clients of NSB Advisors LLC, an Investment Advisor registered under section 203 of the Investment Advisers Act of 1940.  Those clients referenced herein have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the
 Security Being Reported on by the Parent Holding Company or Control Person.

 This Schedule is being filed pursuant to Rule 13d-1(b)(1)(ii)(G).
 Refer to Exhibit A.

Item 8. Identification and Classification of Members of the Group.

 Not applicable

Item 9. Notice of Dissolution of Group.

 Not applicable

Item 10. Certification.

 By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

 Signature:

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date:  November 2, 2010

 Signature: Brown Advisory Holdings Incorporated

 By:   /S/ David M. Churchill

 Title:  Secretary & Treasurer

 Joint Filing Agreement
 ----------------------------

 Each party signing below agrees that this statement is submitted as a joint filing on behalf of the undersigned.

 Date:  November 2, 2010

 Signature: NSB Advisors LLC

        By:   /S/ William S. Harrison

 Title:  Chief Compliance Officer

Exhibit A

Pursuant to the instructions in Item 7 of this Schedule 13G, the identity and the Item 3 classification of the relevant subsidiary is: NSB Advisors LLC, an
Investment Advisor registered under section 203 of the Investment Advisers Act of 1940 and BIATC, a Bank as defined in
Section 3(a)(6) of the Act.